      As filed with the Securities and Exchange Commission on March 6, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                [X]
Pre-Effective Amendment No.                                            [ ]
Post-Effective Amendment No.                                           [ ]

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940        [X]
Pre-effective Amendment No.                                            [ ]
Post-effective Amendment No.                                           [ ]

            SEB Trygg Life (USA) Assurance Company SEPARATE ACCOUNT I
                              (Name of Registrant)

                                 SEB Trygg Life
                         (USA) Assurance Company Limited
                               (Name of Depositor)

      [(Please provide address of Depositor's principal executive offices)]

                                 (800) 554-3862
     (Please provide the Depositor's telephone number, including area code)

             (Please provide name and address of agent for service)

                        Copies of all communications to:

   Steve Henry, Esq.                                      Keith T. Robinson
2999 North 44th Street                                         Dechert
       Suite 250                                        1775 Eye Street, N.W.
Phoenix, Arizona 85018                               Washington, D.C. 20006-2401

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration Statement. The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

Title of Securities Being Registered: interests in individual flexible premium deferred variable annuity contracts.

                                TABLE OF CONTENTS



SUMMARY...........................................................................................................3


YOUR INVESTMENT OPTIONS...........................................................................................7

         Your Options.............................................................................................7

THE COMPANY, THE SEPARATE ACCOUNT, AND THE ADVISER................................................................8

         The Company..............................................................................................8
         Separate Account.........................................................................................9
         The Adviser..............................................................................................9

THE CONTRACT......................................................................................................9

         General .................................................................................................9
         Application for a Contract..............................................................................10
         Purchase Payments.......................................................................................10
         Choosing Your Investment Options........................................................................10
         Investing in the Investment Options.....................................................................11
         Transfers...............................................................................................11

CHARGES, FEES AND DEDUCTIONS.....................................................................................12

         Administration Charge...................................................................................12
         Contingent Deferred Sales Charge........................................................................12
                  Free Withdrawals...............................................................................12
                  How the Charge is Determined...................................................................13
         Mortality Risk Charge...................................................................................13
         Transfer Fee............................................................................................13
         Tax on Purchase Payments and Other Taxes................................................................14
         Variations in Charges...................................................................................14
         SEB Insurance Funds' Expenses...........................................................................14

DEATH BENEFIT....................................................................................................14


RETIREMENT BENEFITS..............................................................................................16

         General ................................................................................................16
         Annuity Options.........................................................................................17
                  Option 1-Life Only.............................................................................17
                  Option 2-Joint and Last Survivor...............................................................17
                  Option 3-Joint and Survivor, 120 Monthly Payments Guaranteed...................................17
                  Option 4-Life Annuity with 120 or 240 Payments Guaranteed......................................17

WITHDRAWALS......................................................................................................18



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
         Free Look Right.........................................................................................18

MORE ABOUT THE CONTRACT..........................................................................................18

         Ownership...............................................................................................18
         Designation and Change of Beneficiary...................................................................19
         Timing of Payments and Transactions.....................................................................19
         Proof of Age, Sex and Survival..........................................................................19

FEDERAL TAX STATUS...............................................................................................19

         Introduction............................................................................................19
         The Status of the Company and the Separate Account......................................................20
                  General .......................................................................................20
                  Diversification Standards......................................................................20
         Taxation of Contractholders.............................................................................21
         Taxes of the Company....................................................................................21
         Tax Rules for Persons Liable to Tax in Sweden...........................................................21

ADDITIONAL INFORMATION...........................................................................................22

         Voting Rights...........................................................................................22
         Substitution of Investments.............................................................................22
         Replacement of Life Insurance or Annuities..............................................................23
         Changes to Comply with Law and Amendments...............................................................24
         Reports to Owners.......................................................................................24
         Inquiries and Submitting Forms and Requests.............................................................24
         Distribution of the Contracts...........................................................................25
         Performance Information.................................................................................25
         Financial Statements....................................................................................26

TERMS USED IN THIS PROSPECTUS....................................................................................27


CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION..............................................................30


TABLE OF CONTENTS................................................................................................30




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                      SEB Trygg Life (USA) Variable Annuity
                                   offered by
                 SEB Trygg Life (USA) Assurance Company Limited
                                       and
            SEB Trygg Life (USA) Assurance Company SEPARATE ACCOUNT I
                         [Address and Telephone Number]

SEB Trygg Life (USA) Variable Annuity ("Contract") is an individual flexible premium deferred variable annuity contract issued by SEB Trygg Life (USA) Assurance Company Limited ("Company"), and is currently publicly offered only in Sweden.

This Prospectus dated June XX, 2001, provides information You should know before buying the Contract. It is accompanied by a current prospectus for the SEB (USA) Insurance Funds ("SEB Insurance Funds"), the underlying investments for the variable investment options offered under the Contract. Please read both prospectuses carefully, and keep them for future reference.

Here is a list of all the investment options available under Your Contract:

SEB (USA) World Fund ("World Fund")
SEB (USA) Sweden Fund ("Sweden Fund")
SEB (USA) International Fund ("International Fund")
SEB (USA) Europe Fund ("Europe Fund")
SEB (USA) Technology Fund ("Technology Fund")
SEB (USA) Biotechnology/Pharmaceuticals Fund ("Pharmaceuticals Fund") SEB (USA) Sweden Short Term Fund ("Sweden Short Term Fund")

This Contract currently is publicly offered only in Sweden to residents of that country. This Prospectus is not an offer in any state or jurisdiction of the United States. The Contract is described in detail in this Prospectus and the Statement of Additional Information ("SAI"). The SEB Insurance Funds are described in their prospectus and statement of additional information. No one has the right to describe the Contract or the SEB Insurance Funds differently than they have been described in these documents.

YOU SHOULD BE AWARE THAT THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED THE CONTRACT AND DOES NOT GUARANTEE THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS A CRIMINAL OFFENSE TO REPRESENT OTHERWISE.

This Contract is not a deposit or obligation of, or guaranteed or endorsed by, any bank. It is not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency in the United States or Sweden. Investment in a Contract involves risk, including possible loss of principal.

You'll find more information about the Contract and the Separate Account in the SAI dated June XX, 2001. The SAI has been filed with the SEC and is considered to be part of this Prospectus. You will find a table of contents for the SAI on page 30 of this Prospectus. You can get a copy of the SAI without charge by calling or writing the Company. You also can visit the SEC's website at www.sec.gov, which contains the SAI, any other material incorporated in this

Prospectus by reference, and other information about registrants that file electronically with the SEC.

Some of the terms used in this Prospectus may be new to you. We have identified them in the Prospectus by capitalizing the first letter of each word. You will find explanations of those terms on page 27.








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                                     SUMMARY

This summary tells You some key things You should know about Your Contract. It is designed as a summary only-please read this Prospectus, Your Contract and the SAI for more detailed information.

The terms of Your Contract, or of any endorsement or supplement, prevail over what is in this Prospectus.

In this Prospectus, You and Your mean the Contractholder. We, Our, Us or the Company means SEB Trygg Life (USA) Assurance Company Limited. Contract means Your variable annuity contract from Us, unless We state otherwise.

The Contract is an annuity contract between You and the Company.

This Contract is designed for long-term financial planning. It allows You to invest money for retirement or other goals, and to receive income in a variety of ways, including a series of income payments for life. An annuity contract may be appropriate if You are looking for retirement income or You want to meet other long-term financial objectives. This Contract may not be the right one for You if You need to withdraw money for short-term needs because a Contingent Deferred Sales Charge, which also may be referred to as a Withdrawal Charge, for early withdrawal may apply.

The annuity is a variable annuity, which means that the value of Your Contract fluctuates depending on the performance of the investment options You choose. The Contract allows You to choose how often You make Purchase Payments and how much You add each time, subject to the minimum and maximum requirements in the Contract. The Contract provides a death benefit if You die during the accumulation phase.

Your Right to Cancel ("Free Look")

During the Free Look period, You have the right to cancel Your Contract and return it to Us for a refund. The amount refunded may be more or less than the Purchase Payment(s) You have made.

THE ACCUMULATION PHASE              During the accumulation phase, You can put
The Funds You choose and how        money in Your Contract by making Purchase
they perform will affect the value  Payments, and choosing a Fund or Funds in
of Your Contract during the         which to allocate them. You also can take
Accumulation Period and the         money out of Your Contract by making a
Annuitization Period.               withdrawal. The accumulation phase begins on
                                    Your Contract Date and continues until Your
                                    Annuity Date. We call the accumulation phase the Accumulation Period.

                                    PURCHASE PAYMENTS

                                    Your initial Purchase Payment must be at least 1,000 SEK.
                                    Additional Purchase Payments must be at
                                    least 1,000 SEK.


You'll find more about the Funds    INVESTMENT OPTIONS
starting on page 7.                 You can choose from seven investment
                                    options, each of which is a

                                    Fund of the SEB Insurance Funds.
                                    Skandinaviska Enskilda Banken AB (publ)
                                    ("SEB" or "Adviser") is the investment
                                    adviser for the SEB Insurance Funds. We
                                    allocate Your Purchase Payments to the Funds
                                    You choose. The value of Your Contract will fluctuate during the Accumulation Period and Annuitization Period depending on the Funds You have chosen. The value of each Fund will fluctuate with the value of the investments it holds, and returns are not guaranteed. You bear the investment risk of any Fund You choose.

You'll find more about transfers    TRANSFERRING AMONG THE FUNDS
starting on page 11.                You can transfer among the Funds at any
                                    time.

You'll find more about              WITHDRAWALS
withdrawals starting on page 18.    You can make full and partial withdrawals to
                                    supplement Your income or for other
                                    purposes. You can withdraw a certain amount each year without paying a Withdrawal
                                    Charge, but You may pay a Withdrawal Charge if You withdraw Purchase Payments that are less than five years old. You may have to pay tax on withdrawals or other distributions from Your Contract.

THE INCOME PHASE                    The income phase of Your Contract begins on
You'll find more about              Your Annuity Date. Generally, You can choose
annuitization starting on page 16.  to annuitize Your Contract and receive a series of income payments. We call the
                                    income phase the Annuitization Period. We'll make the income payments to You, unless You tell us otherwise.

THE DEATH BENEFIT                   The Contract provides a death benefit to the
You'll find more about the death    Beneficiary if You die during the
benefit starting on page 14.        Accumulation Period. Death benefit proceeds
                                    are payable when We receive proof of death and payment instructions.

FEES AND EXPENSES                   o        CONTRACT EXPENSES are expenses that
                                             We deduct from Your Contract. These
                                             expenses are fixed under the terms
                                             of Your Contract. Taxes also may
                                             apply to Your Contract.
                                    o        SEPARATE ACCOUNT ANNUAL EXPENSES
                                             are expenses that We deduct from
                                             the assets of each variable
                                             investment option.
                                    o        FEES AND EXPENSES PAID BY THE SEB
                                             INSURANCE FUNDS affect You
                                             indirectly because they reduce Fund
                                             returns. They can vary from year to
                                             year. They are not fixed and are
                                             not part of Your Contract.

FEE TABLE
-------------------------------------------------------------------------------------------------------------------------------
                                   CONTRACT EXPENSES
                                       Sales Charge on Purchase Payments.................................................  none
                                       Maximum Withdrawal Charge, as a percentage of Purchase Payments*.................. 5.00%
                                       Transfer Fee**....................................................................  none

                                   SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average account value)
                                       Administration Charge***                                                           0.75%
                                       Mortality Risk Charge****                                                          0.20%

                                       Total Separate Account Annual Expenses                                             0.95%

                                   *        The Withdrawal Charge may not apply or may be reduced under certain circumstances.
                                            See CHARGES, FEES AND DEDUCTIONS and WITHDRAWALS.

                                   **       We reserve the right to charge a fee on the 53rd and any subsequent transfer in any Contract Year. See THE CONTRACT-TRANSFERS.

                                   ***      Calculated daily and payable quarterly.

                                   ****     This is an annual rate. The daily rate is calculated by dividing the annual rate by 365.

FEES AND EXPENSES PAID BY THE               The SEB Insurance Funds pays advisory fees and other expenses.
SEB INSURANCE FUNDS. You will               These expenses are deducted from the assets of the SEB Insurance
find more about the SEB Insurance           Funds, may vary from year to year, and are not part of the terms of
Funds starting on page 7, and in            Your Contract. These fees and expenses affect You indirectly
the SEB Insurance Funds'                    because they reduce the Funds' returns.
prospectus, which accompanies
this Prospectus.


------------------------------------------------------------------------------------------------------------------------------
SEB INSURANCE FUNDS' ANNUAL EXPENSES (as an     ADVISORY FEE (AFTER FEE         OTHER EXPENSES *         TOTAL ANNUAL EXPENSES
annual % of each fund's average daily net               WAIVER)                                           (AFTER FEE WAIVER)
assets)
------------------------------------------------------------------------------------------------------------------------------
World Fund                                               1.00%                        0.50%                      1.50% **
Sweden Fund                                              1.00%                        0.50%                      1.50% **
International Fund                                       1.00%                        0.50%                      1.50% **
Europe Fund                                              1.00%                        0.50%                      1.50% **
Technology Fund                                          1.05%                        0.50%                      1.55%
Pharmaceuticals Fund                                     1.05%                        0.50%                      1.55%
Sweden Short Term Fund                                   0.40%                        0.50%                      0.90%

                  * Other expenses are estimated for the current fiscal year. There were no actual advisory fees or expenses for any of the Funds in 2000 because the SEB Insurance Funds began operations after December 31, 2000.

                  ** The Adviser has contractually agreed to waive 0.05% of its advisory fee with respect to the World Fund, Sweden Fund, International Fund, and Europe Fund through December 31, 2001. Without this waiver, total annual expenses for each of these Funds are estimated to be 1.55% for the current fiscal year.

EXAMPLES Different examples are presented below that show expenses that a Contractholder with Accumulation Value would bear directly or indirectly, at the end of one or three years if, at the end of these time periods, the Contract is surrendered or annuitized. The examples assume a 1,000 SEK investment and a 5% annual rate of return. Each example shows expenses based upon allocation to each of the Variable Accounts, and reflects expenses of the Separate Account as well as the Funds. Premium taxes also may be applicable.

                                    THE EXAMPLES BELOW SHOULD NOT BE CONSIDERED
                                    A REPRESENTATION OF PAST OR FUTURE EXPENSES.
                                    ACTUAL EXPENSES MAY BE GREATER OR LESSER
                                    THAN THOSE SHOWN. The 5% return assumed in the examples is hypothetical and should not be considered a representation of past or future actual returns, which may be greater or less than the assumed amount.

                                      CONTRACT                     CONTRACT                       CONTRACT NOT SURRENDERED OR
                                      SURRENDERED AT END           ANNUITIZED AT END OF TIME      ANNUITIZED AND REMAINS IN
                                      OF TIME PERIOD (SEK)         PERIOD (SEK)                   FORCE AT END OF TIME PERIOD
                                                                                                  (SEK)

                                      1 yr.          3 yr.         1 yr.           3 yr.          1 yr.           3 yr.

WORLD FUND                            *           *                *           *                  *            *

SWEDEN FUND                           *           *                *           *                  *            *

INTERNATIONAL FUND                    *           *                *           *                  *            *

EUROPE FUND                           *           *                *           *                  *            *

TECHNOLOGY FUND                       *           *                *           *                  *            *

PHARMACEUTICALS FUND                  *           *                *           *                  *            *

SWEDEN SHORT TERM FUND                *           *                *           *                  *            *

*-TBA

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                             YOUR INVESTMENT OPTIONS

You may choose among the different Funds.

YOUR OPTIONS

Each Variable Account of the Separate Account invests in a separate Fund of the SEB Insurance Funds, each of which is advised by SEB. For Your convenience, the following chart summarizes some basic information about each Fund. THIS CHART IS ONLY A SUMMARY. FOR MORE COMPLETE INFORMATION ON EACH FUND, INCLUDING A DISCUSSION OF THE FUND'S INVESTMENT TECHNIQUES AND THE RISKS ASSOCIATED WITH ITS INVESTMENTS, SEE THE ACCOMPANYING SEB INSURANCE FUNDS' PROSPECTUS. NO ASSURANCE CAN BE GIVEN THAT A FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVE. YOU SHOULD READ THE SEB INSURANCE FUNDS' PROSPECTUS CAREFULLY BEFORE INVESTING.

                                                                              PRIMARY INVESTMENTS
             FUND                        OBJECTIVE                        (UNDER NORMAL CIRCUMSTANCES)

World Fund                      Long-term growth of          Up to 75% of its total assets in equity securities of
                                capital; current income is   worldwide issuers, primarily larger capitalization
                                a secondary goal.            companies, including U.S. companies, and will invest
                                                             no less than 25% of its total assets in fixed income
                                                             securities of worldwide issuers. A majority of the
                                                             Fund's assets will be invested in securities of
                                                             companies located in Sweden.

Sweden Fund                     Long-term growth of          At least 80% of its total assets in equity securities
                                capital.                     of companies having business relations in Sweden,
                                                             that have 50% or more of their assets in Sweden or
                                                             derive 50% or more of their revenues from Sweden. The
                                                             Fund diversifies such investments across various
                                                             market sectors.

International Fund              Long-term growth of          At least 80% of its total assets in equity securities
                                capital.                     of worldwide issuers located outside of Sweden.  A
                                                             majority of its assets will be in North American
                                                             companies.  The Fund normally will invest in three
                                                             different countries other than the U.S. and Sweden.
                                                             The Fund does not limit its investments to any
                                                             particular type or size of company.

Europe Fund                     Long-term growth of          At least 80% of its total assets in equity securities
                                capital.                     of companies located in Europe.  The Fund does not
                                                             limit its investments to any particular size or
                                                             type of company, but focuses on mid-to-large
                                                             capitalization companies.

Technology Fund                 Long-term growth of          At least 80% of its total assets in equity securities
                                capital.                     of U.S. and non-U.S. companies "principally engaged"
                                                             in the technology sector. A company is considered to be
                                                             "principally engaged" in the technology sector
                                                             if at least 50% of its assets, gross income or net
                                                             sales, are derived from activities in the technology
                                                             sector, or at least 50% of its assets are

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
                                                             dedicated to production of revenues from the
                                                             technology sector.

Pharmaceuticals Fund            Long-term growth of          At least 80% of its total assets in equity securities
                                capital.                     of U.S. and non U.S. companies principally engaged in
                                                             the biotechnology and pharmaceutical sectors. A company
                                                             is considered to be "principally engaged" in the
                                                             biotechnology or pharmaceutical sector if at least
                                                             50% of its assets, gross income or net sales are derived
                                                             from activities in the biotechnology or pharmaceutical
                                                             sector, or at least 50% of its assets are dedicated to
                                                             production of revenues from those sectors.

Sweden Short Term Fund          To provide a high level of   Swedish Krona-denominated short-term debt obligations, issued or
                                current income consistent    guaranteed by the government of Sweden, its sub-divisions,
                                with the preservation of     agencies, or instrumentalities or issued by companies having
                                capital.                     business relations in Sweden that have 50% or more of
                                                             their assets in Sweden or derive 50% or more of
                                                             their revenues from Sweden. The debt securities may pay
                                                             interest on either a fixed rate or variable rate basis. The Fund will pursue its investment objective while attempting to
                                                             minimize its share price fluctuation.


                       THE COMPANY, THE SEPARATE ACCOUNT,
                                 AND THE ADVISER

THE COMPANY

The Company is a stock life insurance company based in Arizona and was incorporated under the laws of the State of Arizona on September 5, 1996. [INCLUDE ADDRESS] The Company is wholly owned by SEB Trygg Liv Holding AB ("SEB Trygg Liv"), a Swedish limited liability company. SEB Trygg Liv is part of the SEB Group of companies. SEB Group is one of northern Europe's largest bank and assurance groups with 810 billion SEK in assets under management and more than 1,000 billion SEK in total assets at the beginning of 2000. The ultimate owner of SEB Group is SEB, which is a public Swedish banking company. SEB is engaged in the insurance business and mutual fund management through various wholly owned subsidiaries. The activities of SEB Trygg Liv and its wholly owned subsidiaries are focused on life assurance products with an investment return linked to mutual funds, but include also health insurance and traditional life insurance. The Company publicly offers variable insurance products exclusively to Swedish residents through SEB's network of branch offices in Sweden and through independent Swedish insurance brokers. The Company has no prior operating history.

SEPARATE ACCOUNT

The Separate Account was established by Us on September 29, 2000, under procedures established under Arizona law. The income, gains, or losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the assets of the Separate Account without regard to Our other income, gains, or losses. Assets in the Separate Account attributable to the reserves and other liabilities under the Contracts are not chargeable with liabilities arising out of any other business that We conduct. Each Variable Account is not chargeable with liabilities arising out of any other Variable Account. We own the assets in the Separate Account and are required to maintain sufficient assets in the Separate Account to meet all Separate Account obligations under the Contracts. We may transfer to Our General Account assets that exceed anticipated obligations of the Separate Account. All obligations arising under the Contracts are general corporate obligations of Ours. We may invest Our own assets in the Separate Account for other purposes, but not to support contracts other than variable annuity contracts, and may accumulate in the Separate Account proceeds from Contract charges and investment results applicable to those assets.

The Separate Account is divided into Variable Accounts. Each Variable Account invests exclusively in shares of a specific Fund of the SEB Insurance Funds. We may in the future establish additional Variable Accounts of the Separate Account, which may invest in other securities, mutual funds, or investment vehicles.

The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). Registration with the SEC does not involve supervision by the SEC of the administration or investment practices of the Separate Account or of Us.

THE ADVISER

SEB is the adviser for the SEB Insurance Funds, which are the first U.S.-registered mutual funds that SEB has managed. The address for SEB is kungtradgardsgatan 8, Stockholm, Sweden. SEB is one of the largest financial groups in Scandinavia, with close to 810 billion SEK in funds under management and total assets of 1000 billion SEK. SEB commenced operations in January 1972, following the amalgamation of Skandinaviska Banken (established in 1864) and Stockholms Enskilda Bank (established in 1856). In December 1997, SEB acquired the insurance company group Trygg-Hansa. Today SEB is represented in some 20 countries and has approximately 13,000 employees and three million customers.

                                  THE CONTRACT

GENERAL

Because Purchase Payments are allocated to the Variable Accounts, the Contract is significantly different from a fixed annuity contract, in that it is the Owner under a Contract who assumes the risk of investment gain or loss, rather than Us. The amount that will be available for annuity payments will depend on the investment performance of the Variable Accounts to which Purchase Payments have been allocated.

APPLICATION FOR A CONTRACT

Any person wishing to purchase a Contract may submit an application and an initial Purchase Payment to Us, as well as any other form or information that We may require. See ADDITIONAL INFORMATION--INQUIRIES AND SUBMITTING FORMS AND REQUESTS. We reserve the right to reject an application or Purchase Payment for any reason, subject to Our underwriting standards and guidelines and any applicable state or Federal law relating to nondiscrimination.

The maximum Age of an Annuitant for which a Contract will be issued is 69. The Annuitant's age is calculated as of his or her nearest birthday. If there are joint Annuitants, the maximum issue age will be determined by reference to the [younger] Annuitant. If the Sole Contractholder or Sole Annuitant named in the application for a Contract dies prior to Our issuance of a Contract, then the application for the Contract and/or any Contract issued shall be deemed null and void, and any Purchase Payments We receive will be returned to the applicant/Contractholder or the applicant/Contractholder's estate.

PURCHASE PAYMENTS

The minimum initial Purchase Payment for the purchase of a Contract is 1,000 SEK. Thereafter, the Contractholder may choose the amount and frequency of Purchase Payments, except that the minimum subsequent Purchase Payment is 1,000 SEK.

To purchase a Contract, fill out an application and submit it along with Your initial Purchase Payment to Us at Our Annuity Service Center, whose address is listed under ADDITIONAL INFORMATION - INQUIRIES AND SUBMITTING FORMS AND REQUESTS. We will issue Your Contract by not later than the end of the second Business Day after the Business Day Your application and payment are received by Us if Your application and Purchase Payment are complete when received, or once they become complete. If We do not receive sufficient information to issue a Contract, We will notify You. If the missing information is not provided to Us within five Business Days after the Business Day on which We first receive the initial Purchase Payment or if We determine We cannot otherwise issue the Contract, We will return the initial Purchase Payment to You unless You consent to Our retaining the Purchase Payment until the requested information has been provided.

You may choose to invest additional amounts in Your Contract at any time prior to the Annuity Date, so long as the Annuitant is living.

Your initial and additional Purchase Payments may be sent by personal or cashier's check or by wire transfer. All checks must be drawn on U.S. funds. If You make Purchase Payments by check other than cashier's check, Your withdrawal requests and any refund under the "Free Look" may be delayed until Your check is cleared.

CHOOSING YOUR INVESTMENT OPTIONS

You may allocate Your Purchase Payments among the seven Variable Accounts. Allocations of Your initial Purchase Payment to the investment option You selected will be effective on Your Contract date. We reserve the right to specify the minimum that may be allocated to a Variable

Account under a Contract. Each additional Purchase Payment will be allocated to the investment options according to Your allocation instructions in Your application, or most recent written instructions, if any, subject to the terms described under FREE LOOK RIGHT.

A Contractholder may change the Purchase Payment allocation instructions by submitting a proper written request to Us. A proper change in allocation instructions will be effective upon receipt by Us and will continue in effect until subsequently changed. See ADDITIONAL INFORMATION--INQUIRIES AND SUBMITTING FORMS AND REQUESTS.

INVESTING IN THE INVESTMENT OPTIONS

Each time You allocate Your investment to an investment option, Your Contract is credited with a number of "Accumulation Units" in the corresponding Variable Account. The number of Accumulation Units credited is equal to the amount You have allocated to that Variable Account, divided by the Unit Value of one Accumulation Unit of that Variable Account. We calculate the value of all Accumulation Units on each Business Day as of the close of regular trading on the New York Stock Exchange ("NYSE") (generally, 4:00 P.M. Eastern Time).

After We credit Your Contract with Accumulation Units, the value of those Units will usually fluctuate in accordance with the investment performance of the corresponding Fund. Accumulation Unit Values also are adjusted to reflect the Administration Charge and the Mortality Risk Charge imposed on the Variable Accounts. This means that, from time to time, Your investment allocated to the Variable Accounts may be worth more or less than the original Purchase Payments to which those amounts can be attributed. Fluctuations in Accumulation Unit Value will not change the number of Units credited to Your Contract. No minimum amount of Accumulation Unit Value is guaranteed. You bear the entire investment risk relating to Your investment in an investment option.

The day Your investment is effective determines the Unit Value at which Accumulation Units are attributed to Your Contract. In the case of transfers or withdrawals, the effective day determines the Unit Value at which the affected Accumulation Units are debited and/or credited under Your Contract. That value is the value of the Accumulation Units next calculated after Your transaction is effective. Your Variable Account Value begins to reflect the investment performance results of Your new allocations on the day after Your transaction is effective.

Your initial Purchase Payment ordinarily is effective on the day We issue Your Contract. Any additional investment is effective on the Business Day We receive Your Purchase Payment in proper form, and the additional investment is credited to Your Contract on the basis of the Accumulation Unit Value next calculated.

TRANSFERS

Once Your payments are allocated to the investment options You have chosen, You may transfer Your Contract Value from any investment option to any other at any time upon proper written request to Us. Transfer requests received after 4:00 p.m. Eastern Time, or the close of the New York Stock Exchange, if earlier, will be processed as of the end of the next following Business Day. Currently, there are no limitations on the number of transfers between Variable Accounts, no minimum amounts required for a transfer, nor any minimum amount required to be remaining in a given Variable Account after a transfer, although We reserve the right, in the future, to impose such limitations.

No charges are currently imposed upon transfers. We reserve the right, in the future, to charge a transfer fee of 25 SEK per transaction on the 53rd and any subsequent transfer in any Contract Year. See CHARGES AND DEDUCTIONS--TRANSFER FEE. We also reserve the right (unless otherwise required by law) to limit the frequency of transfers.

                          CHARGES, FEES AND DEDUCTIONS

ADMINISTRATION CHARGE

During the Accumulation Period, We will charge You an annual fee of 0.75%, calculated daily and payable quarterly, on each Contract Anniversary to cover the costs of maintaining records for the Contracts and expenses associated with administration of the Contracts and operation of the Separate Account. The fee will be assessed proportionately against each Variable Account. Upon annuitization or a full withdrawal, the charge will be pro-rated for the portion of the Contract year during which the Contract was in force.

CONTINGENT DEFERRED SALES CHARGE

Except as set forth below, We will charge You a Contingent Deferred Sales Charge on a full or partial withdrawal, depending upon the amount of time such withdrawal amounts have been held under the Contract. No Withdrawal Charge will be imposed upon payment of death benefit proceeds under Option 1, as described below.

Free Withdrawals

We will not apply a Withdrawal Charge upon the withdrawal of earnings or on the first withdrawal of a Contract Year which does not exceed the greater of: (a) the sum of all Your earnings; or (b) 10% of all Purchase Payments that have an "age" of more than one year but less than five years. We reserve the right to increase the amount that may be withdrawn without incurring a Withdrawal Charge.

The amount of a Withdrawal Charge depends on how long Your Purchase Payments are held under this Contract. Each Purchase Payment You make is considered to have a certain "age," depending on the length of time since that Purchase Payment was effective. For example, your initial Purchase Payment is "age zero" from the date it is effective until the beginning of the day preceding Your first Contract Anniversary. On this day, the day preceding Your first Contract Anniversary, Your initial Purchase Payment will have an age of "one," and will increase in age on the day preceding each succeeding Contract Anniversary. When You withdraw an amount, the "age" of any Purchase Payment You withdraw determines the level of Withdrawal Charge, as shown below.

We calculate Your Withdrawal Charge by assuming that earnings are withdrawn first, followed by amounts attributed to all Purchase Payments, with the "oldest" Purchase Payments withdrawn first, even if You elect to redeem amounts allocated to a Variable Account other than a Variable Account to which Purchase Payments were allocated. The Withdrawal Charge will be assessed against the amount remaining in the Variable Accounts after You have received the amount requested, in the same proportion as the remaining Contract Value is allocated, unless You specify otherwise. If the remaining Contract Value is insufficient to cover the Withdrawal Charge, any remaining balance will be deducted from the amount withdrawn.


How the Charge is Determined

                                                              WITHDRAWAL
                                                             CHARGE (AS A
                                                              PERCENTAGE
                "AGE" OF PURCHASE PAYMENTS                   OF THE AMOUNT
                    IN CONTRACT YEARS                         REQUESTED)
              ------------------------------             ---------------
                             0                                    5%
                             1                                    4%
                             2                                    3%
                             3                                    2%
                             4                                    1%
                             5+                                   0%

The Withdrawal Charge is designed to reimburse Us for expected costs for distributing the Contracts, although it is possible that actual expenses will be greater than the amount of the charge. To the extent that sales expenses are not recovered from the Withdrawal Charge, such expenses may be recovered from other charges, including the charge for mortality risk. Broker-dealers and other financial intermediaries may receive an aggregate commission of up to 4.5% of Your Aggregate Purchase Payments.

MORTALITY RISK CHARGE

We may charge You on a daily basis 0.20% of your average account value for mortality risks assumed by Us under the Contracts. This amount is intended to compensate Us for certain mortality risks We assume in offering and administering the Contracts and in operating the Variable Accounts.

The mortality risk borne by Us is the risk that Annuitants, as a group, will live longer than Our actuarial tables predict. We also assume a mortality risk in connection with death benefits payable under the Contracts. Mortality Risk Charges will not continue after annuitization.

We may ultimately realize a profit from this charge to the extent it is not needed to cover mortality expenses, but We may realize a loss to the extent that the charge is not sufficient. We may use any profit derived from this charge for any lawful purpose, including any distribution expenses not covered by the Withdrawal Charge.

TRANSFER FEE

We currently do not impose a transfer fee. We reserve the right to assess a transfer fee of 25 SEK per transaction on the 53rd and any subsequent transfer occurring in a Contract year. The transfer fee will be deducted from the remaining balances in the Variable Accounts from which the transfer is made. If the remaining balances are insufficient to pay the transfer fee, the fee will be deducted from the amount transferred.

TAX ON PURCHASE PAYMENTS AND OTHER TAXES

We reserve the right to deduct premium taxes when incurred. A charge for these taxes will be deducted upon annuitization or upon full or partial withdrawal if premium taxes are incurred and are not refundable. Premium tax rates currently are zero with respect to sales in Sweden of the Contract to residents of Sweden, but are subject to change by a governmental entity. We may charge the Variable Accounts for Federal, state, or local income taxes We incur that are attributable to the Separate Account and its Variable Accounts, or to Our operations with respect to the Contracts, or that are attributable to payment of Purchase Payments or acquisition costs under the Contracts. See FEDERAL TAX STATUS.

VARIATIONS IN CHARGES

We may agree to reduce or waive the Administration Charge or the Withdrawal Charge under Our Contracts, in situations where selling and/or maintenance costs associated with the Contracts are reduced, such as the sale of several Contracts to the same Contractholder, sales of large Contracts or sales of Contracts in connection with a group or sponsored arrangement.

We only will reduce or waive such charges on any Contract where expenses associated with the sale of the Contract and/or costs associated with administering and maintaining the Contract are reduced. We reserve the right to terminate reduced charge programs at any time, including for issued Contracts.

SEB INSURANCE FUNDS' EXPENSES

Each Variable Account purchases shares at the net asset value of the corresponding Fund of the SEB Insurance Funds. Each Fund's net asset value reflects the investment advisory fee and other expenses that are deducted from the assets of the Fund. The SEB Insurance Funds are governed by the Board of Trustees of the Variable Insurance Funds (the "Trust"), a Massachusetts business trust organized in 1994. The SEB Insurance Funds' expenses are not fixed or specified under the terms of the Contract. There are deductions from and expenses paid out of the assets of the Funds that are described in the SEB Insurance Funds' prospectus and its statement of additional information.

                                  DEATH BENEFIT

If the Contractholder dies during the Accumulation Period, We will pay a death benefit to the Beneficiary (or in equal parts to the Beneficiaries, if there is more than one Beneficiary) upon receipt of due proof of the Contractholder's death and instructions regarding payment to the Beneficiary or Beneficiaries. If the Contractholder also is the Annuitant, in the event there are no Beneficiaries living on the date of the Contractholder's death during the Accumulation Period, We will pay the death benefit proceeds in a lump sum to the Contractholder's estate. If the Contractholder is not the Annuitant, and there are no surviving Beneficiaries on the date of death, the Annuitant will be deemed the Beneficiary. If the Beneficiary is the surviving spouse of the deceased Contractholder, such spouse may continue this Contract in force as Owner.

The amount of the death benefit will be the greater of (1) the Contract Value as of the end of the Valuation Period in which We receive due proof of the Contractholder's death and instructions regarding payment, or (2) the aggregate Purchase Payments received less any reductions caused by previous withdrawals and any taxes incurred on Purchase Payments.

Due proof of death means: a copy of a certified death certificate; or a copy of a certified decree of a court of competent jurisdiction as to the finding of death; a written statement by a medical doctor who attended the deceased Contractholder at the time of death; or any other proof satisfactory to Us.

The death benefit proceeds may be paid to the Beneficiary as described below, as elected by the Beneficiary. If the Annuity Option is chosen, any such annuity is subject to all restrictions (including minimum amount requirements) as are other annuities under this Contract; in addition, there may be legal requirements that limit the recipient's Annuity Options and the timing of payments. A qualified tax adviser should be consulted before electing an Annuity Option.

For any designated Beneficiary, the death benefit proceeds under this Contract will be paid in one of the following ways: (1) Option 1 - in a lump sum payment as calculated above; (2) Option 2 - in the form of an Annuity Option; or (3) Option 3 - in the form of the Contract Value, adjusted for any Withdrawal Charge, within 5 years of the date of death of the Contractholder.

An election for an Annuity Option must be made within 60 days of Our receipt of proof of death, and the annuity payments must be over the life of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary. Furthermore, payments under the Annuity Option selected must begin within one year of the Contractholder's death. If an election to receive an Annuity Option is not made within 60 days of Our receipt of proof in proper form of the Contractholder's death, the lump sum option will be deemed elected, unless otherwise required by law, and such payment will be made at the end of the 60 day period. If the Beneficiary chooses to receive the entire Contract Value, adjusted for any Withdrawal Charge, this amount must be received within five years of the date of death of the Contractholder. If there is more than one Beneficiary, each Beneficiary must make his or her own election as to how to receive the death benefit proceeds. Funds will remain allocated pursuant to the last allocation and instructions in effect at the Contractholder's death until Our Annuity Service Center receives new written instructions in proper form.

No death benefit will be paid if the Contractholder dies on or after the Annuity Date.

The above distribution rules will determine when a distribution must be made under the Contract. These rules do not affect Our determination of the amount of benefit payable or distribution proceeds.

                               RETIREMENT BENEFITS

GENERAL

When You submit the application for Your Contract, You must choose a sole Annuitant, or a primary Annuitant, and a secondary Annuitant. Unless You request otherwise, We will make annuity payments to You. If You want the annuity payments to go to someone else, You must tell us in writing no later than 30 days before the Annuity Date.

You will not be able to add or change a primary or secondary Annuitant after Your Contract is issued. We reserve the right to require proof of age, sex or survival of the Annuitant(s).

You may choose both Your Annuity Date and Your Annuity Option at the time of application. You should choose Your Annuity Date when You submit Your application to Us. The Annuity Date may be no earlier than the fifth Contract year after the Contract Date and may be no later than the Owner's 75th birthday. If You fail to choose an Annuity Option, We will apply the _________ Option. Before making a selection, You should carefully review the Annuity Options with a qualified financial or tax adviser.

On the Annuity Date, the proceeds under the Contract will be applied to provide a variable annuity under one of the options described below. If, however, the Contract Value on the Annuity Date is 10,000 SEK or lower, We will pay out the Contract Value to the Owner in one lump sum. Four types of annuity options currently are available under the Contracts. Other options may become available in the future.

You may choose as many Variable Accounts for Your Annuity as You wish; the amount of the periodic annuity payments will vary with the investment results of the Variable Accounts. When You convert Your Contract Value into annuity payments, You must pay any applicable charge for premium taxes and/or other taxes on Your Contract Value (unless applicable law requires those taxes to be paid at a later time). THE CONTRACTS AND THE SEPARATE ACCOUNT in the SAI explains in more detail how Your Contract converts into a variable annuity.

Annuity payments will be made monthly. The amount of a variable payment will be determined in each period on the date corresponding to Your Annuity Date, and payment will be made on the next succeeding Business Day.

Your Contract contains tables that We use to determine the amount of the first annuity payment under Your Contract, taking into consideration the annuitized portion of Your Contract Value on the Annuity Date. The tables are based on an assumed annual investment return of 3.5% and the 1983a Annuity Mortality Table. Your initial variable annuity payment will be based on the applicable variable income factors in our table. A higher assumed investment return would mean a larger first variable annuity payment, but subsequent payments would only increase when actual net investment performance exceeds the higher assumed rate and would fall when actual net investment performance is less than the higher assumed rate. A lower assumed rate would mean a smaller first payment and a more favorable threshold for increases and decreases. If the net investment performance is 3.5% annually, annuity payments will be level. The assumed investment return is explained in more detail in the SAI under THE CONTRACTS AND THE SEPARATE ACCOUNT. The Company guarantees that the amount of each Variable Annuity payment will not be affected by variations in expenses or mortality experience.

You may change an Annuity Option previously chosen as long as We receive written notice of the change at least 30 days prior to the Annuity Date set forth in the Contract.

ANNUITY OPTIONS

Option 1-Life Only

Monthly payments to the Payee during the lifetime of the Annuitant. No further payments are payable after the death of the Annuitant and there is no provision for a Death Benefit payable to the Beneficiary. THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS OPTION. PAYMENTS CEASE UPON THE DEATH OF THE ANNUITANT, REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

Option 2-Joint and Last Survivor

Monthly annuity payments will be made to the Payee while both the primary Annuitant and a designated secondary Annuitant are living, and, after the death of either Annuitant, a monthly payment will be made to the Payee until the death of the last surviving Annuitant. THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS OPTION. PAYMENTS CEASE UPON THE DEATH OF THE LAST SURVIVING ANNUITANT, REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

Option 3-Joint and Last Survivor, 120 Monthly Payments Guaranteed

Monthly annuity payments will be made to the Payee while both the primary Annuitant and a designated secondary Annuitant are living, and, after the death of either Annuitant, a monthly payment to the Payee until the death of the last surviving Annuitant, with the promise that if, at the death of both Annuitants, payments have not been made for 10 years, annuity payments will be continued during the remainder of the 10 year period to the Beneficiary. However, if, at the death of both Annuitants, payments have been made for less than 10 years, the discounted value of the remaining unpaid payments may be paid to the Beneficiary in one lump sum if the discounted value is 10,000 SEK or less.

Option 4-Life Annuity with 120 or 240 Payments Guaranteed

Monthly annuity payments will be made to the Payee during the lifetime of the Annuitant, with the promise that if, at the death of the Annuitant, payments have been made for less than a stated period, which may be ten or twenty years, as elected, annuity payments will continue during the remainder of such period to the Beneficiary. However, if, at the death of the Annuitant, payments have been made for less than the elected period, the discounted value of the remaining unpaid payments may be paid to the Beneficiary in one lump sum if the discounted value is 10,000 SEK or less.

                                   WITHDRAWALS

You may, prior to Your Annuity Date, withdraw all or a portion of the amount available under Your Contract, so long as any one of your Annuitants still is living, subject to applicable law. A withdrawal request will be effective as of the end of the Valuation Period that We receive a proper written request (for a partial withdrawal) or the Contract itself (for a full withdrawal).

The amount available to You for withdrawal is Your Contract Value at the end of the Business Day on which Your withdrawal request is effective, less any applicable Administration Charge, any Withdrawal Charge, and any charge for premium tax and/or other taxes. The amount we send to You (Your "withdrawal proceeds") may also reflect any tax withholding. Withdrawal requests are normally effective on the Business Day We receive them in proper form. If You make a Purchase Payment by check and submit a withdrawal request immediately afterwards, the payment of Your withdrawal proceeds may be delayed until Your check clears. If a partial withdrawal is requested that would leave a Contract Value of less than 1,000 SEK, We reserve the right to treat the partial withdrawal request as a request for a full withdrawal.

The amount of a partial withdrawal will be allocated proportionately from Your Accumulated Values, unless You specify otherwise. A full or partial withdrawal may result in the deduction of a Contingent Deferred Sales Charge. See CHARGES AND DEDUCTIONS--CONTINGENT DEFERRED SALES CHARGE.

We reserve the right to deduct premium taxes when incurred. See CHARGES AND DEDUCTIONS--TAX ON PURCHASE PAYMENTS AND OTHER TAXES.

FREE LOOK RIGHT

You may return Your Contract for cancellation and a refund by mailing it to Our Annuity Service Center during your "Free Look period." Your Free Look period is the 30-day period beginning on the day You receive Your Contract. If You return Your Contract within the 30-day period it will be canceled and You will then receive a refund of an amount equal to the total of Your Accumulated Values as of the end of the Business Day on which We receive Your Contract for cancellation, plus a refund of any amounts that might have been deducted as Contract fees and charges. This amount may be more or less than the money You initially invested. Thus, You bear the investment risk during the Free Look period (i.e. Your Accumulated Values may increase or decrease based on investment performance), but You will not be subject to any Contract Fees or charges which would otherwise be deducted from Accumulated Values.

                             MORE ABOUT THE CONTRACT

OWNERSHIP

The Contractholder is the individual named as such in the application or in any later change shown in Our records. While the Annuitant is living, the Contractholder alone has the right to receive all benefits and exercise all rights that the Contract grants or We allow.

DESIGNATION AND CHANGE OF BENEFICIARY

When You submit the Application for Your Contract, You must choose Your Beneficiary if you want any Beneficiary other than your estate. You may change the Beneficiary at any time during the life of the Annuitant while the Contract is in force, by written request to Us. The change will not be binding on Us until We have received and recorded it.

TIMING OF PAYMENTS AND TRANSACTIONS

For withdrawals, We normally will send the proceeds within seven calendar days after Your withdrawal request is effective. We also normally will effect annuity payments on the day that corresponds to the Annuity Date and will make payment on the following day. Withdrawals, payments or transfers, however, may be suspended under certain abnormal circumstances. These currently include any period: (a) during which the New York Stock Exchange is closed other than customary weekend and holiday closings; (b) during which trading on the New York Stock Exchange is restricted as determined by the SEC; (c) during which an emergency, as determined by the SEC, exists as a result of which (i) disposal of securities held by the Separate Account is not reasonably practicable, or (ii) it is not reasonably practicable to determine the value of the assets of the Separate Account; or (d) for such other periods as the SEC may by order permit for the protection of investors.

PROOF OF AGE, SEX AND SURVIVAL

We may require proof of age, sex or survival of any person on whose life annuity payments depend.

                               FEDERAL TAX STATUS

INTRODUCTION

The discussion contained herein and in the SAI is general in nature. It is based upon Our understanding of the present Federal income tax laws as currently interpreted by the Internal Revenue Service ("IRS"), and is not intended as tax advice. No representation is made regarding the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the IRS or the courts. Future legislation may affect annuity contracts adversely. Moreover, no attempt has been made to consider any applicable state, Sweden or other laws. Because of the inherent complexity of such laws and the fact that tax results will vary according to the particular circumstances of the individual involved, any person contemplating the purchase of a Contract, contemplating selection of an Annuity Option under a Contract, or receiving annuity payments under a Contract should consult a qualified tax adviser. WE DO NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS, SWEDEN, FEDERAL, STATE, OR LOCAL, OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS.

THE STATUS OF THE COMPANY AND THE SEPARATE ACCOUNT

General

We are taxed as a life insurance company under Part I, Subchapter L of the Internal Revenue Code ("Code"). Because the Separate Account is not taxed as a separate entity and its operations form a part of us, We will be responsible for any Federal income taxes that become payable with respect to the income of the Separate Account. However, each Variable Account will bear its allocable share of such liabilities. Under current law, no item of dividend income, interest income, or realized capital gain of the Variable Account will be taxed to us to the extent it is applicable to increase reserves under the Contracts.

Under the principles set forth in IRS Revenue Ruling 81-225 and Section 817(h) of the Code and regulations thereunder, We believe that We will be treated as the owner of the assets in the Separate Account for Federal income tax purposes.

The Separate Account will invest its assets in a mutual fund that is intended to qualify as a regulated investment company under Part I, Subchapter M of the Code. If the requirements of the Code are met, the SEB Insurance Funds will not be taxed on amounts distributed on a timely basis to the Separate Account.

Diversification Standards

Each Fund of the SEB Insurance Funds will be required to adhere to regulations adopted by the Treasury Department pursuant to Section 817(h) of the Code prescribing asset diversification requirements for investment companies whose shares are sold to insurance company separate accounts funding variable contracts. For details on these diversification requirements, see the SEB Insurance Funds' SAI.

The IRS has stated in published rulings that a variable Contractholder will be considered the owner of separate account assets if the Contractholder possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In those circumstances, income and gains from the separate account assets would be includable in the variable Contractholder gross income. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor [i.e., the Contractholder], rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets. For example, the Contractholder has additional flexibility in allocating Purchase Payments and Contract Values. These differences could result in a Contractholder being treated as the owner of the Contract's pro rata portion of the assets of the

Separate Account. In addition, We do not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the Contract, as deemed appropriate by Us, to attempt to prevent a Contractholder from being considered the owner of the Contract's pro-rata share of the assets of the Separate Account. Moreover, in the event that regulations are adopted or rulings are issued, there can be no assurance that the Fund will be able to operate as currently described in the Prospectus, or that the SEB Insurance Funds will not have to change any Fund investment objective or investment policies.

TAXATION OF CONTRACTHOLDERS

In general, a Contractholder is not taxed on increases in the value under an annuity contract until some form of distribution is made under the Contract. A portion of each distribution is generally excluded from income based on formulas that takes into account the investment made in the Contract and the number of anticipated payments. U.S. citizens or residents would be subject to tax on the remainder of such distributions and may also be subject to penalties upon certain withdrawals from the Contract. Persons who are not U.S. citizens or residents are generally subject to U.S. federal income tax and withholding on the taxable portion of annuity distributions at a 30% rate, unless a lower treaty rate applies. Under the Treaty between the United States and Sweden, such payments should generally not be subject to U.S. tax and withholding when paid to residents of Sweden, assuming that proper documentation is supplied. Prospective Contractholders should consult with their tax advisers concerning the tax treatment of payments under the tax laws of Sweden and/or other jurisdictions in which they are or may be subject to tax.

TAXES OF THE COMPANY

A charge may be made for any federal taxes incurred by Us that are attributable to the Variable Accounts or to Our operations with respect to the Contracts or attributable to payment or Purchase Payments or acquisition costs under the Contracts. We will review the question of a charge to the Variable Accounts or the Contracts for Our federal taxes periodically. Charges may become necessary if, among other reasons, the tax treatment of Us or of income and expenses under the Contract is ultimately determined to be other than what We currently believe it to be, if there are changes made in the federal income tax treatment of variable annuities at the insurance company level, or if there is a change in Our tax status.

Under the current law, We may incur state and local taxes (in addition to premium taxes). At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, We reserve the right to charge the Variable Accounts for such taxes, if any, attributable to the Variable Accounts.

TAX RULES FOR PERSONS LIABLE TO TAX IN SWEDEN

Under Swedish law, a variable annuity is classed as a foreign capital insurance.
Accordingly:

o        The Premium is not deductible;
o        Payments from the insurance are exempt from income tax;

o        The policyholder is not liable for capital gains tax on reinvestments;

o        The policyholder is not liable for tax on the return on the yield;

o The policyholder is liable for fortune tax on the value of the funds linked to the insurance; and

o Payments from the insurance, to a beneficiary or other person than the policyholder, is liable to inheritance and gift tax.

                             ADDITIONAL INFORMATION

VOTING RIGHTS

We are the legal owner of the shares of the SEB Insurance Funds held by the Variable Accounts. In accordance with Our current interpretations of present applicable law, We will exercise voting rights attributable to the shares of each Fund of the SEB Insurance Funds held in the Variable Accounts at any regular and special meetings of the shareholders of the SEB Insurance Funds on matters requiring shareholder voting under the 1940 Act. We will exercise these voting rights based on instructions received from persons having the voting interest in the corresponding Variable Accounts of the Separate Account. However, if the 1940 Act or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result We determine that We are permitted to vote the shares of the SEB Insurance Funds in Our own right, We may elect to do so. Shares held by an unregistered separate account of Ours may be voted in Our discretion.

The person having the voting interest under a Contract is the Owner. Unless otherwise required by applicable law, the number of SEB Insurance Funds shares of a particular Fund as to which voting instructions may be given to Us is determined by dividing a Contractholder's Accumulated Value in a Variable Account on a particular date by the net asset value per share of that Fund as of the same date. Fractional votes will be counted. The number of votes as to which voting instructions may be given will be determined as of the date coincident with the date established by the SEB Insurance Funds for determining shareholders eligible to vote at the meeting of the SEB Insurance Funds. If required by the SEC, We reserve the right to determine in a different fashion the voting rights attributable to the shares of the SEB Insurance Funds.

We will pass proxy materials on to You so that you have an opportunity to give Us voting instructions for Your voting interest. You may provide Your instructions by proxy or in person at the shareholders' meeting. If there are shares of a Fund held by the Variable Accounts for which We do not receive timely voting instructions, We will vote those shares in the same proportion as those shares of that Fund held by the Variable Accounts for which We have received timely voting instructions. If We hold shares of a Fund in Our General Account, We will vote such shares in the same proportion as all Contract Owners having voting rights with respect to the Fund, provided, however, that the General Account shall vote its shares in such other manner as may be required by the SEC or its staff.

SUBSTITUTION OF INVESTMENTS

We reserve the right, subject to compliance with the law as then in effect, to make additions to, deletions from, substitutions for, or combinations of the securities that are held by the Separate

Account or any Variable Account, or that the Separate Account or any Variable Account may purchase. Without limitation of the foregoing, if shares of any or all of the Funds of the SEB Insurance Funds should no longer be available for investment, or if, in the judgment of Our management, further investment in shares of any or all Funds of the SEB Insurance Funds should become inappropriate in view of the purposes of the Contract, We may substitute shares of another Fund of the SEB Insurance Funds or of a different fund for shares already purchased, or to be purchased in the future under the Contract. We may also purchase, through the Variable Accounts, other securities for other classes of contracts, or permit a conversion between classes of contracts on the basis of requests made by Owners.

In connection with a substitution of any shares attributable to an Owner's interest in a Variable Account or the Separate Account, We will provide notice, seek prior approval of the SEC, and comply with the filing or other procedures established by applicable state insurance regulators, to the extent required under applicable law.

We also reserve the right to establish additional Variable Accounts of the Separate Account that would invest in a new Fund of the SEB Insurance Funds or in shares of another investment company, a fund thereof, or other suitable investment vehicle. New Variable Accounts may be established in Our sole discretion, and any new Variable Account will be made available to existing Owners on a basis to be determined by Us. We may also eliminate or combine one or more Variable Accounts if, in Our sole discretion, marketing, tax, or investment conditions so warrant.

Subject to compliance with applicable law, We may transfer assets to the General Account. We also reserve the right, subject to any required regulatory approvals, to transfer assets of any Variable Account of the Separate Account to another separate account or Variable Account. In the event of any such substitution or change, We may, by appropriate endorsement, make such changes in these and other contracts as may be necessary or appropriate to reflect such substitution or change. If deemed by Us to be in the best interests of persons having voting rights under the Contracts, the Separate Account may be operated as a management investment company under the 1940 Act or any other form permitted by law, it may be deregistered under that Act in the event such registration is no longer required, or it may be combined with other separate accounts of Ours. Subject to compliance with applicable law, We also may establish a committee, board, or other group to manage one or more aspects of the operation of the Separate Account.

REPLACEMENT OF LIFE INSURANCE OR ANNUITIES

The term "replacement" has a special meaning in the life insurance industry and is described more fully below. Before You make Your purchase decision, We want You to understand how a replacement may impact Your existing plan of insurance.

A policy "replacement" occurs when a new policy or contract is purchased and, in connection with the sale, an existing policy or contract is surrendered, lapsed, forfeited, assigned to the replacing insurer, otherwise terminated, or used in a financed purchase. A "financed purchase" occurs when the purchase of a new life insurance policy or annuity contract involves the use of funds obtained from the values of an existing life insurance policy or annuity through withdrawal, surrender or loan.

There are circumstances in which replacing Your existing life insurance policy or annuity contract can benefit You. However, replacement may not be in Your best interest. Accordingly, You should make a careful comparison of the costs and benefits of Your existing policy or contract and the proposed policy or contract to determine whether replacement is in Your best interest.

CHANGES TO COMPLY WITH LAW AND AMENDMENTS

We reserve the right, without the consent of Owners, to suspend sales of the Contract as presently offered and to make any change to the provisions of the Contracts to comply with, or give Owners the benefit of, any Federal or state statute, rule, or regulation, including but not limited to requirements for annuity contracts and retirement plans under the Internal Revenue Code and regulations thereunder or any state statute or regulation. We also reserve the right to limit the amount and frequency of subsequent Purchase Payments.

REPORTS TO OWNERS

We will send a statement at least annually to each Contractholder setting forth a summary of the transactions that occurred during the 12 month period, and indicating the Contract Value as of the end of the 12 month period. In addition, the statement will indicate the allocation of Contract Value among the Variable Accounts and any other information required by law. Confirmations also will also be sent out upon Purchase Payments, transfers, full and partial withdrawals, and on payment of death benefit proceeds. If You suspect an error on a confirmation or annual statement, You must notify Us in writing within 30 days from the date of the first confirmation or statement on which the transaction appeared. When You write, tell us Your name, contract number and description of the error.

Each Contract Owner will also receive an annual report containing financial statements for the Separate Account and the SEB Insurance Funds, the latter of which will include a list of the securities of the SEB Insurance Funds, as required by the 1940 Act, and/or such other reports as may be required by Federal securities laws.

INQUIRIES AND SUBMITTING FORMS AND REQUESTS

You may reach Our service representatives at 1-800-XXX-XXXX between the hours of x:00 a.m. and x:00 p.m., Eastern time.

Please send Your forms and written requests or questions to:

         SEB Trygg Life (USA) Assurance Company Limited Annuity Service Center XXXX
         Phoenix, Arizona  XXXXX

If You are submitting a Purchase Payment or other payment by mail, please send it, along with Your application if You are submitting one, to:

         SEB Trygg Life (USA) Assurance Company Limited Annuity Service Center XXXXX
         Phoenix, Arizona  XXXXX

If You are using an overnight delivery service to send payments, please send them to:

         SEB Trygg Life (USA) Assurance Company Limited Annuity Service Center XXXXX
         Phoenix, Arizona  XXXXXX

The effective date of certain notices or of instructions is determined by the date and time on which We "receive" the notice or instructions. We "receive" this information ONLY when it arrives, in proper form, at the correct mailing address of the Annuity Service Center set out above. Please call Us at 1-800-XXX-XXXX, if You have any questions regarding which address You should use.

Purchase Payments after Your initial Purchase Payment, transfer requests and withdrawal requests that We receive before 4:00 p.m. Eastern time will normally be effective on the same Business Day that We receive them in "proper form." Generally, whenever you submit any other form, notice or request, Your instructions will be effective on the next Business Day after We receive them in "proper form" unless the transaction or event is scheduled to occur on another day. "Proper form" means in a form satisfactory to Us, and may require, among other things, a signature guarantee or other verification of authenticity. We do not generally require a signature guarantee unless it appears that Your signature may have changed over time or the signature does not appear to be Yours; an executed application or confirmation of application, as applicable, in proper form is not received by Us; or, to protect You or Us. Requests regarding death benefits must be accompanied by both proof of death and instructions regarding payment satisfactory to Us. You should call Us if You have questions regarding the required form of a request.

DISTRIBUTION OF THE CONTRACTS

BISYS Fund Services Limited Partnership is the principal underwriter for the Contracts. Its address is 3435 Stelzer Road, Columbus, Ohio, 43219-3035.

PERFORMANCE INFORMATION

Performance information for the Variable Accounts of the Separate Account, including the yield and effective yield of the Variable Accounts investing in the SEB Insurance Funds' Sweden Short Term Fund, the yield of the remaining Variable Accounts, and the total return of all Variable Accounts may appear in advertisements, reports, and promotional literature to current or prospective Owners.

Quotations of average annual total return for any Variable Account will be expressed in terms of the average annual compounded rate of return on a hypothetical investment in a Contract over a period of one, five, and ten years (or, if less, up to the life of the Variable Account), and will reflect the deduction of the applicable Withdrawal Charge, the Administration Charge and the Mortality Risk Charge. Quotations of total return may simultaneously be shown that do not take into account certain contractual charges such as the Withdrawal Charge and the Administration Charge.

Performance information for the Variable Accounts may also be advertised based on the historical performance of the Fund of the SEB Insurance Funds underlying the Variable Accounts for periods beginning prior to the date each Variable Account commenced operations. Any such performance calculation will be based on the assumption that the Variable Account corresponding to the applicable Fund of the SEB Insurance Funds was in existence throughout the stated period and that the contractual charges and expenses of the Variable Account during that period were equal to those currently assessed under the Contract.

Performance information for any Variable Account reflects only the performance of a hypothetical Contract under which Accumulated Value is allocated to a Variable Account during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics, and quality of the Fund of the SEB Insurance Funds in which the Variable Account invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future. For a description of the methods used to determine yield and total return and of the usage of performance and other related information for the Variable Accounts, see the SAI.

We may also provide You with reports on Our rating as an insurance company and on Our claims-paying ability that are produced by rating agencies and organizations.

FINANCIAL STATEMENTS

The Company's financial statements on a statutory basis as of ______, are contained in the SAI.

TERMS USED IN THIS PROSPECTUS

Some of the terms used in this Prospectus may be new to you. We have identified them in the Prospectus by capitalizing the first letter of each word. You will find an explanation of what they mean below. If you have any questions, please call us at 1-800-XXX-XXXX.

ACCUMULATED VALUE--The value of the amount in a Variable Account, as of any Business Day.

ACCUMULATION PERIOD--The period commencing on the Contract Date and ending on the Annuity Date, or if earlier, when the Contract is terminated, either through a full withdrawal, payment of charges, or payment of the death benefit proceeds.

ACCUMULATION UNIT--Before Your Annuity Date, each time You allocate an amount to a Variable Account, Your Contract is credited with a number of Accumulation Units in that Variable Account. These units are used for accounting purposes to measure Your Account Values in that Variable Account. The value of the Accumulation Units is expected to fluctuate daily, as described in the definition of Unit Value.

ADVISER (OR SEB)--Skandinaviska Enskilda Banken AB (publ), the investment adviser for SEB Insurance Funds.


AGE--The Owner's or Annuitant's age as of his or her nearest birthday as of the Contract Date, increased by the number of complete Contract Years elapsed.

ANNUITANT--The natural person on whose life the annuity benefit for each Contract is based.

ANNUITY--A series of periodic income payments made by Us to an Annuitant, Beneficiary, Contractholder or Payee, during the period specified in the Annuity Option.

ANNUITY DATE--The date when payments are to begin, which may not be earlier than the fifth Contract year after the Contract Date or later than the Owner's 75th birthday.

ANNUITY OPTIONS--Any one of the Annuity Options available for a series of annuity payments after Your Annuity Date.

ANNUITIZATION PERIOD--The period during which annuity payments are made.

ANNUITY SERVICE CENTER--The division of the Company that services the Contracts. The address of the Annuity Service Center is on the back cover of the Prospectus.

ANNUITY UNIT--Annuity Units are used to measure variation in variable annuity payments. To the extent You elect to convert all or some of Your Contract Value into variable annuity payments, the amount of each annuity payment (after the first payment) will vary with the value and number of Annuity Units in each Variable Account attributed to any variable annuity payments. At annuitization (after any applicable premium taxes and/or other taxes are paid), the amount annuitized to a variable annuity determines the amount of Your first annuity payment and the number of Annuity Units credited to Your annuity in each Variable Account. The value of Annuity Units, like the value of Accumulation Units, is expected to fluctuate daily, as described in the definition of Unit Value.

BENEFICIARY--The person who may have a right to receive the death benefit payable, if any, upon the death of the Annuitant or a Contract Owner prior to the Annuity Date, or has, along with the Payee, the right to benefits, if any, if the Annuitant dies after the Annuity Date.

BUSINESS DAY--Each date on which the Separate Account is valued, which currently includes each day that the NYSE is open for trading. The NYSE is closed on most U.S. national holidays and Good Friday. Because the Funds may invest in securities that trade on days that are not Business Days, the net asset value of the shares in a Fund may change on days when the shares are not available for purchase or redemption. If any transaction or event called for under a Contract is scheduled to occur on a day that is not a Business Day, such transaction or event will be deemed to occur on the next following Business Day, unless otherwise specified.

CONTRACT--The individual flexible premium deferred variable annuity contract offered by Us through this Prospectus.

CONTRACT DATE--The date shown as the Contract Date in a Contract. Contract monthly, quarterly, semi-annual and annual anniversaries and Contract months, quarters, and years are measured from the Contract Date. It is usually the date that the initial Purchase Payment is credited to the Contract.

CONTRACT OWNER, OWNER, CONTRACTHOLDER, YOU OR Your--Generally, the person who purchases a Contract and makes the Purchase Payments. A Contract Owner generally has all rights in the Contract, including the right to make withdrawals, designate and change Beneficiaries, transfer amounts among Variable Accounts, and designate an Annuity Option.

CONTRACT VALUE--The sum of the Contractholder's Accumulation Values in the Variable Accounts.

FUND--A separate Fund of the SEB Insurance Funds (also referred to as an "investment option").

GENERAL ACCOUNT--All of Our assets other than those allocated to the Separate Account or to any of Our other separate accounts.

OWNER BENEFICIARY--The person named (other than a Joint or Contingent owner) to receive death benefit proceeds if the Owner dies before the Annuitant during the Accumulation Period.

PAYEE--Any person receiving payment of annuity benefits under a Contract during the Annuitization Period.

PURCHASE PAYMENT--A payment to Us as consideration for the benefits provided under a Contract.

SEB TRYGG LIFE (USA) ASSURANCE COMPANY SEPARATE ACCOUNT I ("SEPARATE ACCOUNT")--A separate account of Ours registered as a unit investment trust under the 1940 Act.

UNIT VALUE--The value of an Accumulation Unit or Annuity Unit, as applicable. Unit Value is subject to change on any Business Day in much the same way that the value of a mutual fund share changes each day. The fluctuations in value reflect the investment results, expenses and charges against a Fund in which a Variable Account invests its assets. Fluctuations also reflect charges against the Separate Account. Changes in Annuity Unit Values also reflect an additional factor that adjusts the Variable Account Annuity

Unit Values to offset our Annuity Option Table's implicit assumption of an annual investment return of 3.5%. The effect of this assumed investment return is explained in detail in the SAI. Unit Value on any Business Day is measured as of the close of regular trading on the NYSE (generally, 4:00 P.M. Eastern Time) on that Business Day.

VALUATION PERIOD - A period used in measuring the investment experience of each Variable Account of the Separate Account. The Valuation Period begins at the close of one Business Day and ends at the close of the next succeeding Business Day.

VARIABLE ACCOUNT--A subaccount of the Separate Account. Each Variable Account invests its assets in shares of a corresponding Fund.

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information relating to Us. The Table of Contents of the Statement of Additional Information is set forth below:


                                TABLE OF CONTENTS


GENERAL INFORMATION AND HISTORY...................................................................................1


PERFORMANCE.......................................................................................................1

         TOTAL RETURNS............................................................................................1
         AVERAGE ANNUAL TOTAL RETURN..............................................................................1
         NON-STANDARDIZED TOTAL RETURNS...........................................................................2
         YIELDS ..................................................................................................2
         PERFORMANCE COMPARISONS AND BENCHMARKS...................................................................3

DISTRIBUTION OF THE CONTRACTS.....................................................................................3


THE CONTRACTS AND THE SEPARATE ACCOUNT............................................................................3

         CALCULATING VARIABLE ACCOUNT UNIT VALUES.................................................................3
         VARIABLE ANNUITY PAYMENT AMOUNTS.........................................................................4
         UNDERSTANDING THE "ASSUMED INVESTMENT RETURN" FACTOR.....................................................6

CORRESPONDING DATES...............................................................................................7


AGE AND SEX OF ANNUITANT..........................................................................................7


CUSTODIAN/ACCOUNTANT..............................................................................................7


FINANCIAL STATEMENTS..............................................................................................7

The Contract is offered by SEB                  You'll find more information about the Contract and the SEB Trygg
Trygg Life (USA) Assurance                      Life (USA) Assurance Company Separate Account in the Statement of
Company Limited, [XXX address]                  Additional Information (SAI) dated June XX, 2001.
Phoenix, Arizona XXXXXX.

If you have any questions about the Contract,   The SAI has been filed with the SEC and is considered to be part of
please contact Us.                              this Prospectus because it's incorporated by reference.  You'll find the table of contents for the SAI on page 30 of this Prospectus.

                                                You can get a copy of the SAI at no charge by calling or writing to Us, or by contacting the SEC. The SEC may charge You a fee for this information.
                                                ----------------------------------------------------------------------
How to contact Us                               CALL OR WRITE TO US AT:
                                                SEB Trygg Life (USA) Assurance Company Limited
                                                Annuity Service Center
                                                XXXXX
                                                Phoenix, Arizona  XXXXXX

                                                1-800-XXX-XXXX
                                                X a.m. through X p.m.-Eastern time

                                                SEND PURCHASE PAYMENTS, OTHER PAYMENTS AND APPLICATION FORMS:

                                                By mail
                                                SEB Trygg Life (USA) Assurance Company Limited
                                                Annuity Service Center
                                                XXXXX
                                                Phoenix, Arizona  XXXXXX

                                                By overnight delivery service
                                                SEB Trygg Life (USA) Assurance Company Limited
                                                Annuity Service Center
                                                XXXXX
                                                Phoenix, Arizona  XXXXXX

                                                ----------------------------------------------------------------------
HOW TO CONTACT THE SEC                          Public Reference Section of the SEC
                                                Washington, D.C.  20549-0102
                                                1-202-942-8090
                                                Internet: www.sec.gov

                                 June ____, 2001
            SEB Trygg Life (USA) Assurance Company Separate Account I

SEB Trygg Life (USA) Variable Annuity is a variable annuity contract underwritten by SEB Trygg Life (USA) Assurance Company Limited.

This Statement of Additional Information is not a prospectus and should be read in conjunction with the Contract's Prospectus, dated June ___, 2001, which is available without charge upon written request to the Company. Terms used in this Statement of Additional Information have the same meanings as in the Contract's Prospectus, and some additional terms are defined particularly for this SAI.

                 SEB Trygg Life (USA) Assurance Company Limited
                             Annuity Service Center
                                      XXXX
                             Phoenix, Arizona XXXXX
                                 1-800-XXX-XXXX

                                TABLE OF CONTENTS



GENERAL INFORMATION AND HISTORY...................................................................................1


PERFORMANCE.......................................................................................................1

         TOTAL RETURNS............................................................................................1
         AVERAGE ANNUAL TOTAL RETURN..............................................................................1
         NON-STANDARDIZED TOTAL RETURNS...........................................................................2
         YIELDS ..................................................................................................2
         PERFORMANCE COMPARISONS AND BENCHMARKS...................................................................3

DISTRIBUTION OF THE CONTRACTS.....................................................................................3


THE CONTRACTS AND THE SEPARATE ACCOUNT............................................................................3

         CALCULATING VARIABLE ACCOUNT UNIT VALUES.................................................................3
         VARIABLE ANNUITY PAYMENT AMOUNTS.........................................................................4
         UNDERSTANDING THE "ASSUMED INVESTMENT RETURN" FACTOR.....................................................6

CORRESPONDING DATES...............................................................................................7


AGE AND SEX OF ANNUITANT..........................................................................................7


CUSTODIAN/ACCOUNTANT..............................................................................................7


FINANCIAL STATEMENTS..............................................................................................7

                         GENERAL INFORMATION AND HISTORY

The Company's former name was S-E-B Life Insurance Company (U.S.A.). The name was changed to the current name on July 1, 1999.

                                   PERFORMANCE

From time to time, Our reports or other communications to current or prospective Contractholders or Our advertising or other promotional material may quote the performance (yield and total return) of a Variable Account. Quoted results are based on past performance and reflect the performance of all assets held in that Variable Account for the stated time period. QUOTED RESULTS ARE NEITHER AN ESTIMATE NOR A GUARANTEE OF FUTURE INVESTMENT PERFORMANCE, AND DO NOT REPRESENT THE ACTUAL EXPERIENCE OF AMOUNTS INVESTED BY ANY PARTICULAR CONTRACTHOLDER.

TOTAL RETURNS

A Variable Account may advertise its "average annual total return" over various periods of time. "Total return" represents the average percentage change in value of an investment in the Variable Account from the beginning of a measuring period to the end of that measuring period. "Annualized" total return assumes that the total return achieved for the measuring period is achieved for each such period for a full year. "Average annual" total return is computed in accordance with a standard method prescribed by the SEC.

AVERAGE ANNUAL TOTAL RETURN

To calculate a Variable Account's average annual total return for a specific measuring period, We first take a hypothetical $1,000 investment in that Variable Account, and we compute the ending redeemable value of that initial payment at the end of the measuring period based on the investment experience of that Variable Account in accordance with the following formula:

                                P (1+T)(N) = ERV

Where: T = average annual total return for the period

         ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods at the end of the 1, 5, or 10 year periods (or fractional portion thereof).

         P = hypothetical initial payment of $1,000

         N = number of years.

The formula assumes that: the maximum sales load is deducted from the initial $1,000 payment; all recurring fees have been deducted from the Contractholder's account; all applicable non-recurring Contract charges are deducted at the end of the period; and there will be a full surrender at the end of the period.

Average annual total return figures will be given for recent one-, five-and ten-year periods (if applicable), or, if the registration statement has been in effect less than one, five, or ten years, the time period during which the registration statement has been in effect.

When considering "average" total return figures for periods longer than one year, it is important to note that the relevant Variable Account's annual total return for any one year in the period might have been greater or less than the average for the entire period.

NON-STANDARDIZED TOTAL RETURNS

We also may calculate non-standardized total returns. Standardized return figures will always accompany any non-standardized returns shown.

YIELDS

The "yield" of the Variable Accounts corresponding to the Funds being offered is computed in accordance with a standard method prescribed by the SEC. A yield quotation based on a 30-day period is computed by dividing the net investment income per Accumulation Unit earned during the period of the maximum offering price per unit on the last day of the specified period. This result is then annualized (that is, the yield is assumed to be generated each month or each 30-day period for a year), according to the following formula, which assumes semiannual compounding:

         YIELD = 2[(a-b + 1)(6) - 1]
                    ---
                    cd

where: a = net investment income earned during the period by the Fund attributable to the Variable Account.

       b = expenses accrued for the period (net of reimbursements).

       c = the average daily number of Accumulation Units outstanding during the period.

       d = the maximum offering price per Accumulation Unit on the last day of the period.

The yield reflects the deduction of all recurring fees and charges that are charged to the Contractholder's account.

The Variable Accounts' yields will vary from time to time depending upon market conditions, the composition of each Fund and the other factors. Consequently, any given performance quotation should not be considered representative of the Variable Account's performance in the future. Yield also should be considered relative to changes in the Accumulation Units' Values and to the relative risks associated with the investment policies and objectives of the various Funds. In addition, because performance will fluctuate, it may not provide a basis for comparing the yield of a Variable Account with certain bank deposits or other investments that pay a fixed yield or return for a stated period of time.

PERFORMANCE COMPARISONS AND BENCHMARKS

In advertisements and sales literature, We may compare the performance of some or all of the Variable Accounts to the performance of other variable annuity issuers in general and to the performance of particular types of variable annuities investing in mutual funds, or series of mutual funds, with investment objectives similar to each of the Variable Accounts. This performance may be presented as averages or rankings compiled by Lipper Analytical Services, Inc. ("Lipper"), the Variable Annuity Research and Data Service ("VARDS(R)") or Morningstar, Inc. ("Morningstar"), which are independent services that monitor and rank the performance of variable annuity issuers and mutual funds in each of the major categories of investment objectives on an industry-wide basis. Lipper's rankings include variable life issuers as well as variable annuity issuers. VARDS-Registered Trademark- rankings compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDS(R) rank such issuers on the basis of total return, assuming reinvestment of dividends and distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. In addition, VARDS(R) prepares risk adjusted rankings, which consider the effects of market risk on total return performance. We may also compare the performance of the Variable Accounts with performance information included in other publications and services that monitor the performance of insurance company separate accounts or other investment vehicles. These other services or publications may be general interest business publications such as The Wall Street Journal, Barron's, Business Week, Forbes, Fortune, and Money. In addition, Our reports and communications to Contract Owners, advertisements, or sales literature may compare a Variable Account's performance to various benchmarks that measure the performance of a pertinent group of securities widely regarded by investors as being representative of the securities markets in general or as being representative of a particular type of security. We may also compare the performance of the Variable Accounts with that of other appropriate indices of investment securities and averages for peer universes of funds or data developed by Us derived from such indices or averages. Unmanaged indices generally assume the reinvestment of dividends or interest but do not generally reflect deductions for investment management or administrative costs and expenses.

                          DISTRIBUTION OF THE CONTRACTS

BISYS Fund Services Limited Partnership acts as the principal underwriter of the Contracts and offers the Contracts on a continuous basis. Its address is 3435 Stelzer Road, Columbus, Ohio, 43219-3035.

                     THE CONTRACTS AND THE SEPARATE ACCOUNT

CALCULATING VARIABLE ACCOUNT UNIT VALUES

The Unit Value for each Variable Account is computed as of the close of regular trading on the NYSE (generally, 4:00 p.m. Eastern time) on that each Business Day. The initial Unit Value of each Variable Account was ___ on the Business Day the Variable Accounts began operations. At the end of each Business Day, the Unit Value for a Variable Account is equal to:

                                       YxZ
where (Y) = the Unit Value for that Variable Account as of the end of the preceding Business Day; and (Z) = the Net Investment Factor for that Variable Account for the period (the Valuation Period) between that Business Day and the immediately preceding Business Day.

The "Net Investment Factor" for a Variable Account for any Valuation Period is equal to:

                                   (A / B) - C

where (A) is the net result of:

         (a) the net asset value per share of the corresponding portfolio shares held by that Variable Account as of the end of that Valuation Period;

         (b) plus the per share amount of any dividend or capital gain distributions made during that Valuation Period on the portfolio shares held by the Variable Account;

         (c) plus or minus any per share charge or credit for any income taxes, other taxes or amounts set aside during that Valuation Period as a reserve for any income and/or any other taxes which We determine to have resulted from the operations of the Variable Account or Contract, and/or any taxes attributable, directly or indirectly, to Purchase Payments;

(B) is the net asset value per share of the portfolio shares held by the Variable Account as of the end of the immediately preceding Valuation Period; and

(C) is a factor that We assess against the Variable Account's net assets held by the Variable Account for the Mortality Risk Charge and the Administration Charge during that Valuation Period.

As explained in the Prospectus, the Administration Charge is assessed against Your Variable Account value through the automatic debit of Units; the Administration Charge decreases the number of Units attributed to Your Contract, but does not alter the Unit Value for any Variable Account.

VARIABLE ANNUITY PAYMENT AMOUNTS

The following steps show how We determine the amount of each variable annuity payment under Your Contract.

FIRST: PAY APPLICABLE PREMIUM TAXES

When You convert Your Contract Value into annuity payments, You must pay any applicable charge for premium taxes and/or other taxes on Your Contract Value (unless applicable law requires those taxes to be paid at a later time). We assess this charge by reducing each Variable Account value proportionately, relative to Your Variable Account value in each Variable Account, in an amount equal to the aggregate amount of the charges. The remaining amount of Your available Contract Value may be used to provide variable annuity payments.

SECOND: THE FIRST VARIABLE PAYMENT

We begin by referring to Your Contract's Option Table for Your Annuity Option (the "Annuity Option Table"). The Annuity Option Table allows Us to calculate the dollar amount of the first variable annuity payment under Your Contract, based on the amount applied toward the variable annuity. The number that the Annuity Option Table yields will be based on the Annuitant's age and sex and assumes a [5%] rate of return, as described in more detail below.

         EXAMPLE: Assume a man is 65 years of age at his Annuity Date and has selected a lifetime annuity with monthly payments guaranteed for 10 years. According to the Annuity Option Table, this man should receive an initial monthly payment of [$3.21] (approximately __ SEK as of [DATE]) for every $1,000 (approximately __ SEK as of [DATE]) of his Contract Value (reduced by applicable charges) that he will be using to provide variable payments. Therefore, if his Contract Value after deducting applicable fees and charges is $100,000 (approximately __ SEK as of [DATE]) on his Annuity Date and he applies this entire amount toward his variable annuity, his first monthly payment will be [$321.00] (approximately __ SEK as of [DATE]).

THIRD: VARIABLE ACCOUNT ANNUITY UNITS

For each Variable Account, We use the amount of the first variable annuity payment under Your Contract attributable to each Variable Account to determine the number of Variable Account Annuity Units that will form the basis of subsequent payment amounts. First, We use the Annuity Option Table to determine the amount of that first variable payment for each Variable Account. Then, for each Variable Account, We divide that amount of the first variable annuity payment by the value of one Variable Account Annuity Unit (the "Variable Account Annuity Unit Value") as of the end of the Annuity Date to obtain the number of Variable Account Annuity Units for that particular Variable Account. The number of Variable Account Annuity Units used to calculate subsequent payments under Your Contract will change when, for example, exchanges of Annuity Units are made, and the value of those Annuity Units will change daily, as described below.

FOURTH: THE SUBSEQUENT VARIABLE PAYMENTS

The amount of each subsequent variable annuity payment will be the sum of the amounts payable based on each Variable Account. The amount payable based on each Variable Account is equal to the number of Variable Account Annuity Units for that Variable Account multiplied by their Variable Account Annuity Unit Value at the end of the appropriate Valuation Date each month.

Each Variable Account's Variable Account Annuity Unit Value changes each day to reflect the net investment results of the underlying investment vehicle, as well as any assessment of the Mortality Risk Charge and the Administration Charge at an annual rate of 0.75%. In addition, the calculation of Variable Account Annuity Unit Value incorporates an additional factor; as discussed in more detail below, this additional factor adjusts Variable Account Annuity Values to correct for the Option Table's implicit assumption of a 3.5% annual investment return on amounts applied but not yet used to furnish annuity benefits.

Different Variable Accounts may be selected for Your Contract before and after Your Annuity Date, subject to any restrictions We may establish. [Currently, You may exchange Variable Account Annuity Units in any Variable Account for Variable Account Annuity Units in any other Variable Account(s) up to 52 times in any twelve month period after your Annuity Date.] The number of Variable Account Annuity Units in any Variable Account may change due to such exchanges. Exchanges following Your Annuity Date will be made by exchanging Variable Account Annuity Units of equivalent aggregate value, based on their relative Variable Account Annuity Unit Values.

UNDERSTANDING THE "ASSUMED INVESTMENT RETURN" FACTOR

The Annuity Option Table incorporates a number of implicit assumptions in determining the amount of Your first variable annuity payment. As noted above, the numbers in the Annuity Option Table reflect certain actuarial assumptions based on the Annuitant's age, and, generally the Annuitant's sex. In addition, these numbers assume that the amount of Your Contract Value that You convert to a variable annuity will have a positive net investment return of 3.5% each year during the payout of Your annuity; thus 3.5% is referred to as an "assumed investment return."

The Variable Account Annuity Unit Value for a Variable Account will increase only to the extent that the investment performance of that Variable Account exceeds the Mortality Risk Charge, if any, the Administration Charge, and the assumed investment return. The Variable Account Annuity Unit Value for any Variable Account will generally be less than the Variable Account Unit Value for that same Variable Account, and the difference will be the amount of the assumed investment return factor.

         EXAMPLE:                            [tba]
                   -------------------------------------------------------------

If the net investment performance of a Variable Account's assets is at a rate less than 3.5% per year, the Variable Account Annuity Unit Value will decrease, even if the Variable Account Unit Value is increasing.

         EXAMPLE:                            [tba]
                   -------------------------------------------------------------

The assumed investment return will always cause increases in Variable Account Annuity Unit Values to be somewhat less than if the assumption had not been made, will cause decreases in Variable Account Annuity Unit Values to be somewhat greater than if the assumption had not been made, and will (as shown in the example above) sometimes cause a decrease in Variable Account Annuity Unit Values to take place when an increase would have occurred if the assumption had not been made. If We had assumed a higher investment return in our Annuity Option tables, it would produce annuities with larger first payments, but the increases in Variable Account annuity payments would be smaller and the decreases in subsequent annuity payments would be greater; a lower assumed investment return would produce annuities with smaller first payments, and the increases in subsequent annuity payments would be greater and the decreases in subsequent annuity payments would be smaller.

                               CORRESPONDING DATES

If any transaction or event under Your Contract is scheduled to occur on a Business Day that does not exist in a given calendar period, the transaction or event will be deemed to occur on the following Business Day. In addition, as stated in the Prospectus, any event scheduled to occur on a day that is not a Business Day will occur on the next succeeding Business Day, unless otherwise specified.

         EXAMPLE: If Your Contract is issued on February 29 in year 1 (a leap year), Your Contract Anniversary in years 2, 3 and 4 will be on March 1.

         EXAMPLE: If Your Annuity Date is July 31 and Your monthly annuity payments will be based on valuations made on July 31, August 31, October 1 (for September), October 31, December 1 (for November), December 31, January 31, March 1 (for February), March 31, May 1 (for April), May 31 and July 1 (for June).

                            AGE AND SEX OF ANNUITANT

The Contracts generally provide for sex-distinct annuity income factors in the case of life annuities. Statistically, females tend to have longer life expectancies than males; consequently, if the amount of annuity payments is based on life expectancy, they will ordinarily be higher if an annuitant is male than if an annuitant is female.

We may require proof of Your Annuitant's age and sex before or after starting annuity payments. If the age or sex (or both) of Your Annuitant are incorrectly stated in Your Contract, We will correct the amount payable based on Your Annuitant's correct Age or sex, if applicable. If We make the correction after annuity payments have started, and We have made overpayments, We will deduct the amount of the overpayment, with interest at 3% a year, from any payments due then or later; if We have made underpayments, We will add the amount, with interest at 3% a year, of the underpayments to the next payment We make after We receive proof of the correct Age and/or sex.

                              CUSTODIAN/ACCOUNTANT

[   ], at [        ], is responsible for the safekeeping of the assets of the
Separate Account.

[ ] at [   ] are the independent public accountants for the Separate Account, and as such are responsible for auditing the Separate Account's financial statements.

                              FINANCIAL STATEMENTS

The financial statement of SEB Trygg Life (USA) Assurance Company Separate Account I are not provided because it does not have any assets.

                            Part C: OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

         (a)  Financial Statements

         Part A:  None

         Part B:  None

         (1) Registrant's Financial Statements

             None.

         (2) Financial statements for the Depositor will be included in an amendment.

         (b)  Exhibits

         1. Resolution of the Board of Directors of SEB Trygg Life (USA) Assurance Company Limited dated September 29, 2000, authorizing the establishment of the Separate Account.

         2.       None.

         3.       To be filed by amendment.

         4.       To be filed by amendment.

         5.       To be filed by amendment.

         6. (a) Articles of Incorporation of S-E-B Life Insurance Company (U.S.A.).

                  (b) Articles of Amendment to the Articles of Incorporation of S-E-B Life Insurance Company (U.S.A.).

                  (c) Amended and Restated ByLaws of SEB Trygg Life (USA) Assurance Company Limited

         7.       Not applicable.

         8.       Not applicable.

         9.       To be filed by amendment.

         10.      To be filed by amendment.

         11.      Not Applicable.

         12.      To be filed by amendment.

         13.      To be filed by amendment.

         14.      Not applicable.

         15.      Power of Attorney - Jacobson and Mossberg.

Item 25.  Directors and Officers of the Company

Name and Principal Business Address         Position and Offices With Depositor

Anders Mossberg                             Director and President, SEB Trygg Life
Fleminggatan 18, SE-106 26                  (USA) Assurance Company Limited
Stockholm, Sweden

Per Jacobson                                Director, Vice President and Secretary, SEB Trygg Life
Fleminggatan 18, SE-106 26                  (USA) Assurance Company Limited
Stockholm, Sweden

Ragnar Mossberg                             Director, SEB Trygg Life (USA) Assurance
PO Box 959                                  Company Limited
Winterhaven, Florida  33882
Magnus Andren                               Director, SEB Trygg Life (USA) Assurance
1345 Avenue of the Americas                 Company Limited
New York, New York 10105
Jan Palmberg                                Director, SEB Trygg Life (USA) Assurance
Fleminggatan 18, SE-106 26                  Company Limited
Stockholm, Sweden


Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

          To be provided by pre-effective amendment.

Item 27.  Number of Contractholders

          None as of January ___, 2001.

Item 28.  Indemnification

         The Bylaws of SEB Trygg Life (USA) Assurance Company Limited provide that subject to the further provisions therein, the corporation shall indemnify any and all of its existing and former directors, officers, employees, and agents against all expenses incurred by them and each of them, including but not limited to legal fees, judgments, penalties, and amounts paid in settlement or compromise, which may arise or be incurred, rendered, or levied in any legal action brought or threatened against any of them for or on account of any action or omission alleged to have been committed while acting within the scope of employment as director, officer, employee, or agent of the corporation, whether or not any action is or has been filed against them and whether or not any settlement or compromise is approved by a court. Indemnification shall be made by the corporation whether the legal action brought or threatened is by or in the right of the corporation or by any other person.

         Whenever any existing or former director, officer, employee, or agent shall report to the President of the corporation or the Chairman of the Board that he or she has incurred or may incur expenses, including but not limited to legal fees, judgments, penalties, and amounts paid in settlement or compromise, in a legal action brought or threatened against him or her for or on account of any action or omission alleged to have been committed by him or her while acting within the scope of his or her employment as a director, officer, employee, or agent of the corporation, the Board of Directors shall, at its next regular or at a special meeting held within a reasonable time thereafter, determine in good faith whether, in regard to the matter involved in the action or contemplated action, such person acted, failed to act, or refused to act willfully or with gross negligence or with fraudulent or criminal intent. If the Board of Directors determines in good faith that such person did not act, fail to act, or refuse to act willfully or with gross negligence or with fraudulent or criminal intent in regard to the matter involved in the action or contemplated action, indemnification shall be mandatory and shall be automatically extended as specified herein; provided, however, that no such indemnification shall be available with respect to liabilities under the Securities Act of 1933; and provided further, that the corporation shall have the right to refuse indemnification in any instance in which the person to whom indemnification would otherwise have been applicable shall have unreasonably refused to permit the corporation, at its own expense and through counsel of its own choosing, to defend him or her in the action.

         The Articles of Incorporation of SEB Trygg Life (USA) Assurance Company Limited include the following provision:

         Subject to the further provisions hereof, the corporation shall indemnify any and all of its existing and former directors, officers, employees, and agents against all expenses incurred by them and each of them, including but not limited to legal fees, judgments, penalties, and amounts paid in settlement or compromise, which may arise or be incurred, rendered, or levied in any legal action brought or threatened against any of them for or on account of any action or omission alleged to have been committed while acting within the scope of employment as director, officer, employee, or agent of the corporation, whether or not any action is or has been filed against them and whether or not any settlement or compromise is approved by a court. Indemnification shall be made by the corporation whether the legal action brought or threatened is by or in the right of the corporation or by any other person.

         Whenever any existing or former director, officer, employee, or agent shall report to the President of the corporation or the Chairman of the Board that he or she has incurred or may incur expenses, including but not limited to legal fees, judgments, penalties, and amounts paid in settlement or compromise, in a legal action brought or threatened against him or her for or on account of any action or omission alleged to have been committed by him or her while acting within the scope of his or her employment as a director, officer, employee, or agent of the corporation, the Board of Directors shall, at its next regular or at a special meeting held within a reasonable time thereafter, determine in good faith whether, in regard to the matter involved in the action or contemplated action, such person acted, failed to act, or refused to act willfully or with gross negligence or with fraudulent or criminal intent. If the Board of Directors determines in good faith that such person did not act, fail to act, or refuse to act willfully or with gross negligence or with fraudulent or criminal intent in regard to the matter involved in the action or contemplated action, indemnification shall be mandatory and shall be automatically extended as specified herein; provided, however, that no such indemnification shall be available with respect to liabilities under the Securities Act of 1933; and provided further, that the corporation shall have the right to refuse indemnification in any instance in which the person to whom indemnification would otherwise have been applicable shall have unreasonably refused to permit the corporation, at its own expense and through counsel of its own choosing, to defend him or her in the action.

         Insofar as indemnification for a liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

         (a) BISYS Fund Services Limited Partnership ("BISYS") acts as principal underwriter for the Variable Annuity Contract.

         (b) BISYS receives no compensation or net underwriting discounts or commissions from the Registrant.

Item 30.  Location of Accounts and Records

         The accounts, books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules under that section will be maintained by [name] at [principal business address] (to be provided by amendment).

Item 31.  Management Services

          Not applicable.

Item 32.  Undertakings

          The registrant hereby undertakes:

         (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in this registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted, unless otherwise permitted.

         (b) to include either (1) as a part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information, or (3) to deliver a Statement of Additional Information with the Prospectus.

         (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Additional Representations.

REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940:

The Company represents that the fees and charges to be deducted under the Contract described in the Prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company in connection with the Contract.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Stockholm, Sweden on this 2nd day of March, 2001.

                           SEB TRYGG LIFE (USA) ASSURANCE COMPANY
                           SEPARATE ACCOUNT I
                           (Registrant)
                           By:  /s/ Per Jacobson
                                -----------------------------
                                    Per Jacobson
                                    Secretary

                           By: SEB TRYGG LIFE (USA) ASSURANCE COMPANY LIMITED (Depositor)

                           By:  /s/ Per Jacobson
                                -----------------------------
                                    Per Jacobson
                                    Secretary

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                                Title                                  Date

/s/  Anders Mossberg                     Director and President                 March 2, 2001
--------------------
     Anders Mossberg

/s/  Per Jacobson                        Director, Vice President and           March 2, 2001
-----------------                        Secretary
     Per Jacobson

/s/  Ragnar Mossberg                     Director                               March 2, 2001
--------------------
     Ragnar Mossberg

/s/  Magnus Andren                       Director                               March 2, 2001
------------------
     Magnus Andren

/s/  Jan Palmberg                        Director                               March 2, 2001
-----------------
     Jan Palmberg